UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

200 Bloor Street East,

North Tower 10

Toronto, Ontario, Canada M4W 1E5

(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Trust Indenture, dated as of May 25, 2016, between Manulife Financial Corporation and BNY Trust Company of Canada

99.2	First Supplemental Indenture, dated as of May 25, 2016, among Manulife Financial Corporation, BNY Trust Company of Canada, The Bank of New York Mellon, London Branch and The Bank of New York Mellon (Luxembourg) S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Kay Song
Name:	Kay Song
Title:	Assistant Corporate Secretary

Date: May 25, 2016

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Trust Indenture, dated as of May 25, 2016, between Manulife Financial Corporation and BNY Trust Company of Canada

99.2	First Supplemental Indenture, dated as of May 25, 2016, among Manulife Financial Corporation, BNY Trust Company of Canada, The Bank of New York Mellon, London Branch and The Bank of New York Mellon (Luxembourg) S.A.